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                           April 22, 2021

       Grant C. Bennett
       President and Chief Executive Officer
       CPS Technologies Corp.
       111 South Worcester Street
       Norton, MA 02766

                                                        Re: CPS Technologies
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed April 20,
2021
                                                            File No. 333-255373

       Dear Mr. Bennett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Tom Rosedale